Banco Itaú Holding Financeira S.A.
A Publicly Held Company CNPJ. 60.872.504/0001-23

Material Fact

REDECARD

1.

Banco Itaú Holding Financeira S.A. (“ITAÚ”) wishes to announce the sale of 53.8 million of common shares of Redecard S.A. (“REDECARD”), corresponding to 8.73 % of the total capital stock, at the unit price of R$27.00.

2.

ITAÚ will continue to participate in the control of the company through a stockholders’ agreement and with two seats on the Board of Directors (25% of the Directors), and in the company’s capital stock as shown below:

		Before the Sale		After the Sale
		Quantity of Common Shares	Stake in Total Capital	Quantity of Common Shares	Stake in Total Capital
	Stake of ITAÚ	209,999,998	31.94%	156,201,298	23.21%
	GRAND TOTAL	657,415,150	100.00%	672,970,705	100.00%

3.	The operation is expected to impact third quarter 2007 results by approximately R$ 1.0 billion (after tax)

4.

REDECARD is one of the leading companies in the payment card industry in the Brazilian market and is currently the sole Acquirer for the MasterCard and Diners brands in Brazil. The company is responsible for the accreditation of establishments, as well as the capture, transmission, processing and financial settlement of transactions executed with credit and debit cards of these particular brands.

5.	This operation is consistent with ITAÚ’s strategy and with the vision of sustainability of the organization, aggregating stockholder value.

	São Paulo (SP), August 6 2007.

	ALFREDO EGYDIO SETUBAL Investor Relations Officer